P.O. BOX 738 - MARIETTA, OHIO - 45750	NEWS RELEASE
www.peoplesbancorp.com

FOR IMMEDIATE RELEASE	Contact:	Katie Bailey
January 24, 2023		Chief Financial Officer and Treasurer
(740) 376-7138

PEOPLES BANCORP INC. DECLARES
QUARTERLY DIVIDEND
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MARIETTA, Ohio - The Board of Directors of Peoples Bancorp Inc. (“Peoples”) (Nasdaq: PEBO) declared a quarterly cash dividend of $0.38 per common share on January 23, 2023, payable on February 21, 2023, to shareholders of record on February 6, 2023.
This dividend represents a payout of approximately $10.8 million, or 40.1% of Peoples’ reported fourth quarter 2022 earnings. Based on the closing stock price of Peoples’ common shares of $28.31 on January 20, 2023, the quarterly dividend produces an annualized yield of 5.37%.
Peoples Bancorp Inc. is a diversified financial services holding company and makes available a complete line of banking, trust and investment, insurance and premium financing solutions through its subsidiaries. Peoples Bank has been headquartered in Marietta, Ohio since 1902. Peoples has established a heritage of financial stability, growth and community impact. Peoples had $7.2 billion in total assets as of December 31, 2022, and 130 locations, including 113 full-service bank branches in Ohio, Kentucky, West Virginia, Virginia, Washington D.C., and Maryland. Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

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